

**FOR IMMEDIATE RELEASE**

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

## <u>CCU AND NESTLE ENTER INTO A STRATEGIC ALLIANCE<br>IN THE CHILEAN WATER BUSINESS</u>

(Santiago, Chile, December 5, 2007) – CCU and its subsidiary Embotelladoras Chilenas Unidas S.A. (ECUSA) signed an agreement today with Nestlé Chile S.A. (Nestlé Chile) and its subsidiary Nestlé Waters Chile S.A. (Nestlé Waters), in which both companies will have ownership in "Aguas CCU-Nestlé Chile S.A." (Aguas CCU-Nestlé), a subsidiary of ECUSA. This corporation will be the owner of the assets through which CCU developed until today its water business in Chile. These assets are mainly the mineral water brands Cachantun and Porvenir, the water sources with the same names, the purified water brand Glacier, the production plants located in Coinco and Casablanca, equipment and inventories. As part of this association, Nestlé Chile, through its related affiliates, will provide Aguas CCU-Nestlé with an exclusive and indefinite license for production and sales of the Nestlé Pure Life brand.

As part of this association, today Nestlé Waters paid to ECUSA, CCU and other subsidiaries, UF (Unidades de Fomento) 844,651 equivalent to CLP16,474 million, for 20% of the equity of Aguas CCU-Nestlé. In addition, Nestlé has a call option to buy from ECUSA another 29.9% of the shares of Aguas CCU-Nestlé, which can be exercised within 18 months starting today. This option would allow Nestlé to hold in the future 49.9% of the equity of this new entity. Also, CCU, ECUSA, Nestlé Chile and Nestlé Waters made a shareholders agreement for Aguas CCU-Nestlé.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Nestlé S.A, Société des Produits Nestlé S.A. and Nestec S.A. For more information, visit www.ccu-sa.com.